October 14, 2014

Barbara C. Jacobs
Assistant Director
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Responses to the Securities and Exchange Commission
Staff Comments dated September 26, 2014, regarding
Sphere 3D Corporation
Amendment No. 1 Joint Proxy/Registration Statement on Form F-4
Filed September 12, 2014
File No. 333-197569

Dear Ms. Jacobs:

This letter responds to the comments of the staff of the United States Securities and Exchange Commission (the “Staff”) set forth in the September 26, 2014 letter (the “Comment Letter”) regarding the above-referenced Amendment No. 1 to the Joint Proxy/Registration Statement on Form F-4 (the “F-4”) of Sphere 3D Corporation (“Sphere 3D”) and Overland Storage Inc. (“Overland”). For your convenience, the comments of the Staff are included below in bold and we have numbered our responses accordingly.

Concurrently with the filing of this response to the Comment Letter, Sphere 3D has filed an amendment No. 2 to the F-4 (the “Amended F-4”).

Our responses are as follows:

General

Staff Comment No. 1.

We refer to your response to prior comment 2 explaining supplementally the economic substance behind the formula and inputs used to calculate the merger consideration. Please disclose this information in an appropriate place in the filing, and provide a cross-reference to it in the forepart of the filing.

Sphere 3D Corporation’s Response:

             Sphere 3D has disclosed the economic substance behind the formula and inputs used to calculate the merger consideration in the Amended F-4 on page 102 and included a cross-reference to the disclosure on pages 2 and 25 in response to the Staff’s comment.

Barbara C. Jacobs
Assistant Director
October 14, 2014

Questions and Answers about the Merger and Special Meeting

Q. What happens if the merger is not completed?, page 5

Staff Comment No. 2.

We note the disclosure added to this Q&A in response to prior comment 9. Please further revise to provide a cross-reference to a description elsewhere in the filing of the “certain specified reasons” that would obligate Overland to pay the $3.5 million termination fee if the merger is not consummated.

Sphere 3D Corporation’s Response:

             Sphere 3D has further revised the disclosure in this Q&A on page 5 to provide a cross-reference to a description elsewhere in the filing of the “certain specified reasons” that would obligate Overland to pay the $3.5 million termination fee if the merger is not consummated in response to the Staff’s comment.

Risk Factors

Risks Relating to the Combined Company

“Future changes to U.S. tax laws could materially adversely affect Sphere 3D,” page 34

Staff Comment No. 3.

Please expand the second paragraph of this risk factor to explain how the Earnings Stripping Bill may affect Sphere 3D if enacted, as you have done with the Inversion Bill described in the prior paragraph. In this regard, please clarify whether Sphere 3D may be considered a company that engages in “certain inversion transactions” under the proposed legislation.

Sphere 3D Corporation’s Response:

             In response to the Staff’s comment, Sphere 3D has revised the disclosure in this risk factor to state that in its current form the Earnings Stripping Bill is not expected to apply to Sphere 3D after completion of the merger.

Barbara C. Jacobs
Assistant Director
October 14, 2014

“Sphere 3D is an ‘emerging growth company’…,” page 36

Staff Comment No. 4.

We note that in response to prior comment 1 you have added this risk factor regarding potential risks relating to your status as an emerging growth company. Please revise the first sentence of the second paragraph to clarify that you are referring here to the auditor attestation report relating to internal control over financial reporting pursuant to Section 404(b) of the Sarbanes-Oxley Act, as you indicate subsequently in the risk factor.

Sphere 3D Corporation’s Response:

             Sphere 3D has further revised the first sentence of the second paragraph of this risk factor on page 37 to clarify that Sphere 3D is referring here to the auditor attestation report relating to internal control over financial reporting pursuant to Section 404(b) of the Sarbanes-Oxley Act, as indicated subsequently in the risk factor, in response to the Staff’s comment.

“Fluctuations in the Canadian/United States exchange rate…,” page 39

Staff Comment No. 5.

You have revised this risk factor in response to prior comment 12 to indicate that “virtually all” of Sphere’s revenues are in U.S. dollars and “more than half” of its operating expenses are incurred in Canadian dollars. Please clarify in quantitative terms what is meant by “more than half” in this context. We acknowledge the ensuing statement that following the merger “the combined businesses’ operating expenses will be primarily in United States dollars with Canadian denominated operating expenses representing less than 5% of the combined entities’ operating expenses.” To the extent you continue to present fluctuations in the exchange rate as a material risk to the company or investors, please provide more specific disclosure regarding the amount of operating expenses incurred by Sphere in Canadian dollars so that investors may better understand the extent of the risk described.

Barbara C. Jacobs
Assistant Director
October 14, 2014

Sphere 3D Corporation’s Response:

             Sphere 3D has removed the risk factor regarding the adverse effect of fluctuations of the Canadian/United States exchange rate. On further analysis, Sphere 3D has determined that given the low percentage of Canadian denominated expenses of the combined entity (estimated to be 5%), and given the historical fluctuations of the Canadian/United States exchange rate, fluctuations to the exchange rate do not pose a material risk to the combined entity.

Treatment of Overland Restricted Stock Units and Options, page 72

Staff Comment No. 6.

We refer to the clarifying disclosure provided here in response to prior comment 16. The revised disclosure indicates that based on the number of issued and outstanding Overland RSUs as of September 3, 2014, it is not expected that additional RSUs beyond those that vest according to their existing terms upon a change in control will be deemed accelerated and vested immediately prior to the merger. Unless the chances of additional RSUs being deemed accelerated and vested is so unlikely as to render such disclosure immaterial, please indicate how it will be determined which additional RSUs will be deemed accelerated and vested, in the event that the RSUs that vest per their terms upon a change in control represent less than 50% of all Overland RSUs then outstanding.

Sphere 3D Corporation’s Response:

             Sphere 3D believes that the chance of additional RSUs being deemed accelerated and vested is so unlikely as to render such disclosure immaterial because greater than 50% of the issued and outstanding Overland RSU’s will vest in accordance with their existing terms upon a change in control.

Sphere 3D’s Management’s Discussion and Analysis of Financial Condition and Results of Operations

Overview, page 135

Staff Comment No. 7.

Please consider expanding the MD&A overview to elaborate on how the merger with Overland is expected to support Sphere’s business strategy, to the extent material. In this regard, we note that the overview currently cites to the access to distributors, resellers, independent software vendors, and original equipment manufacturers that your relationship with Overland affords, but you may also wish to discuss briefly the complementary nature of the companies’ products and/or other factors highlighted on page 61 that the Sphere board of directors considered in approving the merger. Please also consider discussing here any material challenges anticipated in connection with the contemplated merger, to the extent not already discussed in the bullet point list beginning on page 136.

Barbara C. Jacobs
Assistant Director
October 14, 2014

Sphere 3D Corporation’s Response:

             Sphere 3D has revised the disclosure on page 163 to include additional information regarding the combined company in response to the Staff’s comment.

Related Party Transactions of Directors and Executive Officers of the Combined Company, page 163 Staff Comment No. 8.

You have revised your disclosure in this section in response to prior comment 24 to state that the covenants in the note purchase agreements with Overland that the Cyrus Funds agreed to waive are those “prohibiting certain change in control transactions and the incurrence of indebtedness by Overland.” Please further clarify whether the waiver regarding change in control transactions is limited to the proposed merger with Sphere, and whether the waiver relating to the incurrence of indebtedness similarly is limited to the $10 million loan from Sphere.

Sphere 3D Corporation’s Response:

             In response to the Staff’s comment, Sphere 3D has further revised the disclosure on page 190 to clarify that the waiver regarding change in control transactions is limited to the proposed merger with Sphere 3D, and that the waiver relating to the incurrence of indebtedness is limited to the up to $10 million loan from Sphere 3D.

Notes to the Consolidated Financial Statements for Sphere 3D Corporation

16. Subsequent Events

(b) V3 Asset Purchase Agreement, page F-35

Staff Comment No. 9.

We note from your response to prior comment 29 that you concluded the V3 assets did not qualify as a business since you acquired only certain assets and that only several attributes as set forth in Regulation S-X Rule 11-01(d) and associated with these assets remained. However, we also note that your disclosure on page F-35 describes you acquiring “…all the assets, including patents, trademarks and other intellectual property of V3 Systems, Inc….” Please confirm the extent of your V3 asset acquisition and your related consideration of the degree to which the nature of the revenue-producing activity of these assets will remain generally the same as before your acquisition. We refer you to Regulation S-X Rule 11-01(d)(1).

Barbara C. Jacobs
Assistant Director
October 14, 2014

Sphere 3D Corporation’s Response:

             Sphere 3D advises the Staff that the subsequent event note disclosure on page F-35 of the Amended F-4, referred to in the Staff’s comment 9, inadvertently contained an error. Sphere 3D directs the Staff to the disclosure contained in footnotes 6(ii) and 8(ii), of Sphere 3D’s financial statements for the subsequent periods ended March 31, 2014 and June 30, 2014, respectively, which correctly describe the nature of the transaction between Sphere 3D and V3 Systems, Inc. (“V3 Systems”), as the purchase of only certain intellectual property assets (the “V3 Transaction”). Accordingly, Sphere 3D has corrected the subsequent event note disclosure on page F-35 of the Amended F-4 to conform to the disclosure included in the above-noted financial statements. As stated in Sphere 3D’s response letter to the Staff dated September 11, 2014, after analyzing Article 11 of Regulation S-X Sphere 3D properly concluded that the assets acquired from V3 Systems did not constitute a business within the meaning or Regulation S-X Rule 11-01(d). As previously stated, for purposes of analysis under Rule 11-01(d)(2), Sphere 3D did not acquire from V3 Systems (i) any physical facilities, (ii) employees, (iii) product distribution systems or methods, (iv) sales force, or (v) production techniques. Sphere 3D’s primary purpose for the transaction was the acquisition of trademarks and certain IP which was employed in part in a substantially redesigned and rebranded product (the “Updated Product”) offered by Sphere 3D. While certain prior customers of V3 Systems have purchased the Updated Product from Sphere 3D following the V3 Transaction, such customers constitute only a small part of the customer base for the Updated Product. Subsequent to the V3 Transaction, Sphere 3D immediately engaged its development staff to redesign and upgrade the prior V3 product offering (the “V3 Product”) to current standards, established a supply agreement with Sphere 3D’s contract manufacturer and engaged a software developer to rewrite the base software code to render it compatible with the then current versions of required third party software.

Barbara C. Jacobs
Assistant Director
October 14, 2014

             Prior to the V3 Transaction, V3 Systems had effectively ceased operations. Approximately 12 months prior to the V3 Transaction, V3 Systems had terminated 55 of its then approximately 60 employees. The remaining employees were retained to provide limited after-market support to the existing customer base and to attempt to raise new capital. At the same time V3 Systems had ceased development and updates to its product offering. Because of this cessation of development, the V3 Product had become incompatible with required third-party software and could no longer be deployed for its intended use. As a result, sales of the V3 Product had ceased prior to the V3 Transaction. In addition, due to lack of capital, V3 Systems could not purchase the hardware components required for the V3 Product. As such no revenue was being generated by V3 Systems for approximately the six months prior to the V3 Transaction. In light of the above, and in consideration of Regulation S-X Rule 11-01(d)(1), Sphere 3D believes that the nature of the revenue-producing activity of the assets acquired from V3 Systems cannot be considered generally the same as the nature of the revenue generated by those assets prior to the transaction, as there were no revenues being generated by the assets or by V3 Systems prior to the transaction. Evaluating Rule 11-01(d) of Regulation S-X and the facts and circumstances involved with the V3 Transaction, Sphere 3D concluded that it did not acquire a business, as there was insufficient continuity of the acquired operations prior to and after the transaction such that any prior financial information (if it was available) would not be useful in understanding the future operations of Sphere 3D.

* * * * *

             In connection with this response to the Staff’s comments, Sphere 3D Corporation hereby acknowledges that:

  Sphere 3D Corporation is responsible for the adequacy and accuracy of the disclosure in the filing.

  Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing.

  Sphere 3D Corporation may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your review of the filing. If you should have any questions regarding the response letter, please do not hesitate to contact the undersigned at (416) 749-5999 or Richard Raymer of Dorsey & Whitney LLP at (416) 367-7388.

Sincerely,
Sphere 3D Corporation

/s/ Scott Worthington
Scott Worthington
Chief Financial Officer

cc:        Richard Raymer, Dorsey & Whitney LLP